EXHIBIT 19.1

GOPRO, INC.
INSIDER TRADING POLICY
PURPOSE
GoPro, Inc., (the “Company,” “we,” “us” or “our”) is committed to promoting high standards of honest and ethical business conduct and compliance with laws, rules and regulations. Because stock is an important part of the Company’s compensation program, our Board of Directors (“Board”) has adopted this Insider Trading Policy (this “Policy”) governing the purchase, sale and other dispositions of the Company’s securities by the individuals and entities covered by this policy to promote compliance with insider trading laws, rules and regulations, as well as applicable stock exchange listing standards.
Insider trading happens when someone who is in possession of material nonpublic information (“MNPI”) trades securities on the basis of that information or discloses MNPI to someone else who trades on the basis of that information.
If you are considering trading our stock or other securities, please keep these three key points in mind:
•Never buy or sell our securities when in possession of MNPI;
•Keep all MNPI confidential, including from your family and friends; and
•When in doubt about whether you have MNPI, ask before trading.
You are responsible for understanding and following this Policy and for the consequences of any actions you may take. Our insider trading compliance officer, which shall be our General Counsel, or as otherwise designated by our General Counsel, the Board or a committee thereof, or the Chief Executive Officer of the Company (the “Compliance Officer”), will assist with implementing, interpreting and enforcing this Policy, pre-clearing trading activities of certain people, and pre-approving any 10b5-1 Plans (as discussed more fully later in this Policy).
Persons Covered By This Policy
This Policy applies to any employee, officer, agent, contractor, consultant and Board members (hereinafter referred to as “Company Directors”), as well as to their immediate family members, people sharing their households and anyone subject to their influence or control. The prohibitions against insider trading apply to trades, tips, and recommendations by any Company Director, officer, employee, independent contractor, consultant or agent of the Company who buys or sells Company stock on the basis of material non-public information that he or she obtained about the Company, its customers, suppliers, or other companies with which the Company has contractual relationships or may be negotiating transactions. It applies as well to customers, suppliers, or other companies with which the Company has contractual relationships or any party with which the Company may be negotiating
Updated August 14, 2025            1

transactions. An “immediate family member” under this Policy means any child, stepchild, parent, stepparent, spouse, domestic partner, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of a person security holder, and includes any person (other than a tenant or employee) sharing the household of that person. We will refer to all of these individuals and entities to whom this Policy applies individually as “you” and “Insider” and collectively as “Insiders.”
Additional trading restrictions in this Policy apply to our officers (as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) and Company Directors (together with the officers, the “Section 16 Insiders”) and to the individuals listed on Exhibit A (“Designated Insiders”) who are not Section 16 Insiders but who have regular access to MNPI in the normal course of their job. The list of Designated Insiders may be modified by our Compliance Officer.
If you are aware of MNPI when your employment or service relationship with the Company ends, you still may not trade our securities until that MNPI has become public or is no longer material.
Additionally, the Company will not transact in its securities unless in compliance with U.S. securities laws.
What This Policy Covers
The primary purpose of this Policy is to prevent people who are in possession of MNPI from trading in our stock or other securities on the basis of that MNPI or disclosing MNPI to someone else who trades on the basis of that information.
“Material information” is information about the Company, positive or negative, that a reasonable stockholder would consider important in making a decision to purchase or sell the Company’s securities. Material information can be positive or negative and can relate to virtually any aspect of the Company’s business or its securities.
Examples of material information may include:

•historical or forecasted revenues, earnings guidance, projections or other financial results;
•significant new products or services or other product developments;
•significant new contracts or partners or the loss of a significant contract or partner;
•significant developments regarding the Company’s technology or business operations;
•proposals, plans or agreements, even if preliminary in nature, involving mergers, acquisitions, divestitures, recapitalizations, strategic alliances, licensing arrangements, or purchases or sales of substantial assets;
•major new litigation or regulatory inquiries such as a government investigation or developments in existing litigation or inquiries;
•significant cybersecurity incidents or data breaches;
•significant developments in borrowings, or financings or capital investments;
•significant changes in financial condition or asset value or liquidity issues;
•changes in our Board or senior management or material lay-offs;
•changes in independent auditors or knowledge that the Company may no longer rely on an audit report;
•significant changes in corporate strategy;
•restatements of historical financial statements;
•changes in accounting methods and write-offs; and
•stock offerings, stock splits, modification to the rights of securities holders or changes in dividend policy.

Updated August 14, 2025 2

This list is illustrative only and is not intended to provide a comprehensive list of circumstances that could result in material information. Determination of what may constitute material information will depend upon the facts and circumstances in each particular situation.

“Nonpublic” means that the confidential information has not yet been shared broadly outside the Company. Please remember as well that we may possess confidential information relating to or belonging to our customers, partners, suppliers, vendors or other third parties and that it is equally important that we treat this information with the same care with which we treat our own information. If you are not sure whether information is considered public, you should either consult with our legal department or assume that the information is nonpublic and treat it as confidential.
This Policy applies to all transactions involving our securities, including common stock, restricted stock units (“RSUs”), options and warrants to purchase common stock and any other debt or equity securities the Company may issue from time to time, such as bonds, preferred stock, convertible notes, as well as to derivative securities relating to the Company’s securities, whether or not issued by the Company, such as exchange-traded options.
PROHIBITED ACTIVITIES AND OTHER RESTRICTIONS
Insider Restrictions:
Insiders shall not:
•Trade our securities while in possession of MNPI (other than pursuant to a 10b5-1 Plan entered into in accordance with this Policy).
•Trade our securities outside of a Trading Window or during a Blackout Period designated by our Compliance Officer (other than pursuant to a 10b5-1 Plan entered into in accordance with this Policy). See the definition of “Trading Window” and “Blackout Period” below.
•Unless approved in advance by our Compliance Officer, make a gift, charitable contribution or other transfer of securities without consideration during a period when the Insider cannot trade.
•Share MNPI with any outside person, unless required by your job and such person is under NDA, or as authorized by our Compliance Officer.
•Give trading advice about the Company, unless the advice is to tell someone not to trade our securities because the trade would violate this Policy or the law.
•Engage in transactions involving options or other derivative securities on our stock such as puts and calls, whether on an exchange or in any other market, other than the exercise of your equity awards issued by the Company.
•Engage in hedging or monetization transactions involving our securities, such as zero cost collars and forward sale contracts, or contribute our securities to exchange funds in a manner that could be interpreted as hedging in our stock.
•Engage in short sales of our securities, meaning a sale of securities that you do not own, including short sales “against the box.”
Updated August 14, 2025 3

•Use or pledge our securities as collateral in a margin account or as collateral for a loan unless the pledge has been approved by our Compliance Officer and is conducted in accordance with any applicable policy or guidelines of the Company regarding pledging.
•Engage in any of the above activities for securities you own in any other company if you have MNPI about that company obtained in the course of your service to the Company.
Additional Restrictions Applicable to Section 16 Insiders and Designated Insiders
In addition to the restrictions noted above and elsewhere in this Policy, Section 16 Insiders and Designated Insiders must also comply with the following:
We require Section 16 officers of the Company to trade in our securities only pursuant to a 10b5-1 Plan entered into in accordance with this Policy. We recommend that Company Directors establish a 10b5-1 Plan in accordance with this Policy to trade in our securities.
If you are a Company Director or a Designated Insider, prior to trading our securities other than pursuant to a 10b5-1 Plan, you must obtain pre-clearance from our Compliance Officer by:
(a) providing written notification via e-mail to PreClearance@gopro.com of the amount and nature of the proposed trade (i.e, describe the equity, such as “shares from grant dated xx” and how many shares you want to sell or buy);
(b) certifying no earlier than two business days prior to the proposed trade that you have no MNPI and, to your knowledge, you will have no MNPI as of the proposed trade date; and
(c) receiving email confirmation from our Compliance Officer approving the trade, which approval can be granted or denied at such Compliance Officer’s discretion.
You may satisfy (a) and (b) by emailing the required information and certification to preclearance@gopro.com and must notify preclearance@gopro.com promptly via email of any changes to the certification in (b) prior to the proposed trade.
These procedures also apply to transactions by any Section 16 or Designated Insider’s spouse, other persons living in such person’s household and minor children and to transactions by entities over which such person exercises control, including venture funds or trusts or other entities that are controlled by a Section 16 Insider.
Unless revoked, a grant of permission will normally remain valid until the close of trading two business days following the day on which it was granted. If the transaction does not occur during the two-day period, pre-clearance of the transaction must be re-requested.
Pre-clearance is not required for purchases and sales of securities under an approved 10b5-1 Plan. With respect to any purchase or sale under an approved 10b5-1 Plan, the third party effecting transactions on behalf of a Section 16 Insider or Designated Insider must be instructed to send duplicate confirmations of all such transactions to preclearance@gopro.com

These pre-clearance procedures are intended to decrease insider trading risks associated with transactions by individuals with regular or special access to material non-public information. In addition, requiring pre-clearance of transactions by Section 16 Insiders or Designated Insiders facilitates compliance with Rule 144 resale restrictions under the Securities Act, the liability and reporting provisions of Section 16 under the Exchange Act. Pre-clearance of a trade, however, is not a
Updated August 14, 2025 4

defense to a claim of insider trading and does not excuse you from otherwise complying with insider trading laws or this Policy.
Exceptions to Prohibited Activities
The trading restrictions of this Policy do not apply to the following:
•401(k) Plan. Investing 401(k) plan contributions in a company stock fund in accordance with the terms of our 401(k) plan. However, any changes in your investment election regarding the Company’s securities are subject to trading restrictions under this Policy.
•ESPP. Purchasing our stock through periodic, automatic payroll contributions, or making election changes under our Employee Stock Purchase Plan. However, any sales of stock acquired under the ESPP are subject to trading restrictions under this Policy.
•Options. Exercising stock options granted under our equity incentive plans for cash or by delivering to the Company previously owned Company stock or through a net exercise of a stock option that is permitted by the Company’s equity incentive plans and that does not involve a sale of shares in the open market. Payment of taxes in connection with exercising stock options granted under our equity incentive plans pursuant to net withholding arrangements approved by the Company for the payment of taxes upon the exercise of stock options and that does not involve a sale of shares in the open market. However, the sale of any shares issued on the exercise of Company-granted stock options, as well as any cashless exercise of Company-granted stock options in which stock is sold on the open market to pay the exercise price or taxes (i.e., “same-day sales”) are subject to trading restrictions under this Policy.
•RSUs. The settlement of RSUs pursuant to a net settlement or a “sale to cover” for non-discretionary, automatic tax withholdings initiated and approved by the Company for the payment of taxes upon the vesting of RSUs.
Other Legal Restrictions
The trading prohibitions of this Policy are not the only stock-trading rules and regulations you need to follow. You should be aware of additional prohibitions and restrictions set by contract or by federal and state securities laws and regulations (e.g., contractual restrictions on the resale of securities, rules on short swing trading by Section 16 Insiders, compliance with Rule 144 under the Securities Act of 1933, as amended, and others). Any Insider who is uncertain whether other prohibitions or restrictions apply should ask our Compliance Officer at PreClearance@gopro.com.
WHEN TRADING IS ALLOWED
To promote compliance with insider trading laws, we have designated periods where Insiders can trade in our securities, which are described below:
Trading Windows and Blackout Periods
•You Can Only Trade in a Trading Window. Other than pursuant to a 10b5-1 Plan, Insiders are allowed to trade our securities only during a trading window period, which opens beginning on the second trading day following the date of the release of the Company’s quarterly earnings and ending on the close of the market the day before the first calendar day of the last month of each fiscal quarter (the “Trading Window”). For example, if we publicly announce our
Updated August 14, 2025 5

quarterly financial results after the close of trading on a Thursday, then the first time an Insider can trade our securities is at the opening of the market on Monday for regular trading.
•Even During a Trading Window, You Are Not Allowed to Trade While in Possession of MNPI. Even during a Trading Window, you still may not trade our securities if you possess MNPI at that time. An Insider who possesses MNPI during a Trading Window may only trade our securities after the close of trading on the next full trading day following our widespread public release of that MNPI.
•You Cannot Trade During a Blackout Period. Even during a Trading Window, our Compliance Officer, at his or her discretion, may designate special trading restrictions (“Blackout Period”) that apply to specific individuals or groups of people (including all Insiders) for as long as our Compliance Officer determines. No Insider subject to a Blackout Period may trade our securities during any such Blackout Period. Additionally, no Insider subject to a Blackout Period is permitted to tell anyone not subject to the Blackout Period that a Blackout Period has been designated or that one previously was in place because that also is confidential information that cannot be disclosed internally or externally.
Permitted Trades Under 10b5-1 Plans
We allow Insiders to trade in our securities while in possession of MNPI, outside of a Trading Window or during a Blackout Period, pursuant to a “10b5-1 Plan.”
What Is a 10b5-1 Plan? A “10b5-1 Plan” is a written plan for selling or purchasing a predetermined number of shares that is entered into while an Insider is not in possession of MNPI as contemplated in Rule 10b5-1.
Who Can Enter Into a 10b5-1 Plan? We allow any Insider to enter into a 10b5-1 Plan. In addition, we require our Section 16 Insiders who are designated as Executive Officers of the Company to trade only pursuant to a 10b5-1 Plan.
How Do I Adopt a 10b5-1 Plan? We have engaged E*Trade to administer our 10b5-1 Plans and any 10b5-1 Plan that you adopt must be adopted through E*Trade unless otherwise approved by our Compliance Officer. If you are interested in setting up a 10b5-1 Plan, you should consult with our Compliance Officer at PreClearance@gopro.com and make sure that:
•The 10b5-1 Plan complies with the requirements of Rule 10b5-1 under the Exchange Act and this Policy; each 10b5-1 Plan shall have a minimum term of 1 year. The Compliance Officer or his/her designee must approve and will also sign, your 10b5-1 Plan on behalf of the Company.
•You have certified to our Compliance Officer in writing, no earlier than two business days prior to the date that the 10b5-1 Plan is formally adopted (and shall not have withdrawn such certification prior to such adoption), that as of such date and as of the adoption date of the 10b5-1 Plan, (i) you are not and, to your knowledge, will not be, aware of MNPI, (ii) all trades to be made pursuant to the 10b5-1 Plan will be in accordance with applicable SEC rules, (iii) you are adopting the 10b5-1 Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Section 10(b) of the Exchange Act and Rule 10b-5 of the Exchange Act, and (iv) you will act in good faith with respect to the 10b5-1 Plan throughout its duration. This certification may be made in an email to our Compliance Officer at PreClearance@gopro.com. You must notify the Compliance Officer promptly via email and withdraw the certification if any changes of circumstances prior to the adoption date of the 10b5-1 Plan have or will render such certification to be inaccurate as of that time.
Updated August 14, 2025 6

•The first trade under the 10b5-1 Plan does not occur (i) for a Section 16 Insider: until the later of (A) ninety (90) days after adoption of the 10b5-1 Plan or (B) two (2) business days following the disclosure of the Company’s financial results in a Form 10-Q or Form 10-K for the completed fiscal quarter in which the 10b5-1 Plan was adopted that discloses the Company’s financial results (but not to exceed 120 days following the adoption of the 10b5-1 Plan); and (ii) for persons other than Section 16 Insiders: until the later of (A) thirty (30) days after adoption of the 10b5-1 Plan or (B) the end of the next blackout period, in each case, following our Compliance Officer’s approval of the 10b5-1 Plan. These waiting periods are collectively referred to as the “Cooling-Off Period.”
•The 10b5-1 Plan is not a single-trade 10b5-1 Plan adopted during the 12-month period immediately following the person’s adoption of another single-trade 10b5-1 Plan, subject to the exceptions noted in Rule 10b5-1, which are provided for you in the Appendix.
•The 10b5-1 Plan is adopted during a Trading Window and not during any Blackout Period.
•A person may have no more than one 10b5-1 Plan adopted at any point in time (i.e., multiple concurrent or overlapping plans are prohibited), and such Plan must include all trades (purchases and sales of GoPro equity) intended to be made during the Plan's duration subject to the exceptions noted in Rule 10b5-1, which are provided for you in the Appendix. One of these exceptions is for plans authorizing certain “sell-to-cover” transactions.
Approval of a 10b5-1 Plan by our Compliance Officer and/or an acknowledgment of a 10b5-1 Plan by the Company shall not be considered a determination by us, our Compliance Officer, or the Company that the 10b5-1 Plan satisfies the requirements of Rule 10b5-1.
How Do I Modify a 10b5-1 Plan? Once you have an approved 10b5-1 Plan in place, you will need approval from our Compliance Officer to make certain changes to it. Modifying or changing the amount, price, or timing of the purchase or sale of our securities underlying the 10b5-1 Plan (or a modification or change to a written formula or algorithm, or computer program that affects the amount, price, or timing of the purchase or sale of such securities) (any such modification or change, a “Plan Modification”) will be deemed to be the same as terminating your existing 10b5-1 Plan and entering into a new 10b5-1 Plan. As a result, the approval process for a Plan Modification is the same as the approval process for initially adopting a 10b5-1 Plan, including being subject to a new Cooling-Off Period. Multiple Plan Modifications are discouraged, as that may give the appearance that you are trading on MNPI under the guise of that plan. Plan Modifications can only be made during a Trading Window and not during any Blackout Period and only when you are not in possession of MNPI. For other modifications to a 10b5-1 Plan, such as immaterial changes like fixing typographical errors, you must notify the Compliance Officer of such modification in writing at least two business days prior to the modification and such modification must be approved by the Compliance Officer.
How Do I Terminate a 10b5-1 Plan? Once you have an approved 10b5-1 Plan in place, you will need approval from our Compliance Officer to terminate it. Please email Preclearance@gopro.com regarding any terminations of a Plan.
Other Trading Arrangements
Insiders are not allowed to enter into “non-Rule 10b5-1 trading arrangements” (as defined in Regulation S-K Item 408(c)) unless otherwise approved in advance by the Compliance Officer.
Updated August 14, 2025 7

THERE ARE SIGNIFICANT CONSEQUENCES FOR VIOLATING INSIDER TRADING LAWS
The consequences of violating the insider trading laws can be severe. People who violate insider trading laws may be required to disgorge profits made or losses avoided by trading, pay the loss suffered by the persons who purchased securities from or sold securities to the insider tippee, pay civil fines of up to three times the profit made or loss avoided, pay a criminal penalty of up to $5 million for individuals and $25 million for entities and serve a prison term of up to 20 years. In addition, individual Company Directors, officers and other supervisory personnel may also be required to pay major civil or criminal penalties for failure to take appropriate steps to prevent insider trading by those under their supervision, influence or control.
CONSEQUENCES OF VIOLATING THIS POLICY
We may impose discipline on anyone violating this Policy, up to and including termination of employment, and we may issue stop transfer orders to our transfer agent to prevent any attempted trades that would violate this Policy.
ADMINISTRATION
The Compliance Officer will administer and interpret this Policy and enforce compliance as needed. The Compliance Officer may consult with the Company’s outside legal counsel as needed. The Compliance Officer may designate other individuals to perform the Compliance Officer’s duties under this Policy.
Neither the Company nor the Compliance Officer will be liable for any act made under this Policy. Neither the Company nor the Compliance Officer is responsible for any failure to approve a trade or for imposing any Blackout Period.
REPORTING VIOLATIONS
Any Insider who violates this Policy or any federal or state laws governing insider trading or tipping, or who knows of any such violation by any other Insider, must report the violation immediately to our Compliance Officer. To anonymously submit a concern or complaint regarding a possible violation of this Policy, you should follow the procedures outlined in our Whistleblower Policy and submit a concern or complaint at whistleblowerservices.com/gpro, or by any method set forth in our Code of Business Conduct and Ethics. Anyone who violates this Policy may be subject to disciplinary measures, which may include termination of employment.
CHANGES TO THIS POLICY
Our Board reserves the right in its sole discretion to modify or grant waivers to this Policy. Any amendments or waiver may be publicly disclosed if required by applicable laws, rules and regulations. For the avoidance of doubt, unless explicitly stated by the Board, any waiver, amendment or modification of the Policy by the Board shall not be considered a waiver of the Company’s Code of Business Conduct & Ethics.
EFFECTIVE DATE
The effective date of this Policy is August 14, 2025. The amendments to this Policy will not apply to any existing 10b5-1 Plan that was entered into prior to August 14, 2025, except to the extent that a Plan Modification is made to such plan after the effective date of August 14, 2025.
Updated August 14, 2025 8

EXHIBIT A
Designated Insiders
The following Designated Insiders must pre-clear transactions in the Company’s securities (buying or selling) with the Compliance Officer by emailing Preclearance@gopro.com (referred to herein as the “Pre-Clearance Group” and an individual employee is a “Pre-Clearance Group Member”):
•Employees of the Company who have the title of Vice President and above;
•Any employee who sits on the Senior Leadership Team (SLT) of the Company regardless of title;
•Any employee who reports directly to the CEO of the Company;
•Any Senior Director or above in the Finance Department;
•Any Executive Assistant or Chief of Staff to an SLT member;
•Other employees designated by the Compliance Officer as a Pre-Clearance Group Member and who are so notified of such designation.

Updated August 14, 2025 9

Appendix
Exceptions to the Multiple, Overlapping 10b5-1 Plan Restriction
Such exceptions are:
•An eligible “sell-to-cover” 10b5-1 Plan where such plan authorizes an agent to sell only such securities as are necessary to satisfy tax withholding obligations arising exclusively from the vesting of a compensatory award, such as restricted stock or stock appreciation rights, and the Insider does not otherwise exercise control over the timing of such sales. For the avoidance of doubt, this exception does not extend to sales incident to the exercise of option awards.
•A series of separate contracts under a 10b5-1 plan with different broker-dealers acting on behalf of an Insider (other than the Company) to execute trades thereunder may be treated as a single 10b5-1 Plan, provided that the Insider constituent contracts with each broker-dealer, when taken together as a whole, meet all of the applicable conditions of and remain collectively subject to the provisions of Rule 10b5-1, including that a modification of any individual contract acts as modification of the whole 10b5-1 Plan, as defined in Rule 10b5-1(c)(1)(iv). For example, an individual enters into a 10b5-1 plan where securities are held in two separate broker-accounts (i.e. E*Trade & JP Morgan) and the 10b5-1 plan provides direction to each broker to execute a sale under the conditions of the 10b5-1 plan for the specific shares under their control. The substitution of a broker-dealer or other agent acting on behalf of the Insider (other than the Company) for another broker-dealer that is executing trades pursuant to a 10b5-1 Plan shall not be a “Plan Modification” as long as the purchase or sales instructions applicable to the substitute and substituted broker are identical with respect to the prices of securities to be purchased or sold, dates of the purchases or sales to be executed, and amount of securities to be purchased or sold.
•One later-commencing 10b5-1 Plan for purchases or sales of any securities of the Company on the open market under which trading is not authorized to begin until after all trades under the earlier-commencing 10b5-1 Plan are completed or expired without execution. This exception will permit an Insider to maintain Rule 10b5-1 plans that are continuously in effect so long as the second plan is entered into a sufficient period of time before the expiration of the first plan to comply with the applicable cooling-off period. For example, this means if you have a plan with a last scheduled trade on January 1, and have a second plan scheduled to trade after that, the first trade under the second plan must adhere to the applicable cooling off period which is 90 days for Section 16 Insiders and 30 days for all other Insiders (other than the Company).
Exceptions to the Single-Trade 10b5-1 Plan Restriction
There is an exception for eligible “sell-to-cover” 10b5-1 Plans where the plan authorizes an agent to sell only such securities as are necessary to satisfy tax withholding obligations arising exclusively from the vesting of a compensatory award, such as restricted stock or stock appreciation rights, and the Insider does not otherwise exercise control over the timing of such sales.
Updated August 14, 2025 10